Exhibit 1

Share
Listed	Symbol	web site address:
www.cameco.com
TSE NYSE	CCO CCJ

2121–11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201 Web: www.cameco.com

Cameco Appoints Senior Vice-President

Saskatoon, Saskatchewan, Canada, November 18, 2002

Cameco Corporation is pleased to announce the appointment of George Assie to the position of senior vice-president, marketing and business development, effective January 1, 2003.

As senior vice-president, Mr. Assie will be an officer of the company and report to Gerald Grandey, in his new capacity as Cameco’s chief executive officer.

He will return to the company’s headquarters in Saskatoon and assume responsibility for directing Cameco’s growth strategy, including marketing, exploration, and corporate development.

Mr. Assie has been central to Cameco’s marketing activities since the company was formed in 1988, and most recently held the position of president at Cameco Inc., the company’s wholly-owned US marketing and trading subsidiary.

“Our vision is to become a dominant nuclear energy company,” said Grandey. “With his knowledge of the nuclear fuel market and general business experience, George will be a valuable addition to our senior management team and to the fulfillment of this vision.”

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

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For media inquiries, please contact:	For investor inquiries, please contact:
Jamie McIntyre Director, Investor & Corporate Relations Cameco Corporation Phone: (306) 956-6337 Fax: (306) 956-6318	Bob Lillie Manager, Investor Relations Cameco Corporation Phone: (306) 956-6639 Fax: (306) 956-6318